Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Trina C. Winkelmann 202.739.5254 twinkelmann@morganlewis.com

January 14, 2010

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”) – Registration Statement
(File Nos. 333-161462 and 811-021449)

Dear Mr. Grzeskiewicz:

This letter responds to the oral comments we received from you on January 13, 2010, which are in addition to the comment we received on December 10, 2009, which has been responded to in separate correspondence dated January 11, 2010, regarding the Fund’s Registration Statement on Form N-2/A, which was filed with the Securities and Exchange Commission (“SEC”) on January 11, 2010. We have revised the Fund’s filing under on Form N-2/A in response to your comments, which we plan to file on January 14, 2010. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1.	Comment. On the cover page and page 1, please note if inverse floating rate securities are included in the following sentence “The Fund may invest up to approximately 10% of its Managed Assets in floating rate securities.”

Response. We have modified that sentence in both places to read “The Fund may invest up to approximately 10% of its Managed Assets in inverse floating rate securities.”

2.	Comment. Please add a pricing table as instructed by Form N-2 Item 1.g.

Response. We respectfully decline accepting this comment, as we currently have no way of knowing when or at what price shares will be taken down from the shelf and, therefore, no way to complete such a table. In the case of a distribution through an underwriting syndicate, as indicated in the current form of prospectus, a prospectus supplement will be filed with this information. In the case of distributions through at-the-market transactions (“ATMs”), shares are sold at market prices on various days as shall be agreed to by the Fund and its underwriter.

Other shelf offerings that distribute shares through ATMs do not include pricing tables in their base registration statements. Please see Nuveen Municipal High Income Opportunity Fund (prior shelf offering), Nuveen Municipal High Income Opportunity Fund 2, Fiduciary/Claymore MLP Opportunity Fund and Calamos Convertible Opportunities and Income Fund, Harris & Harris Group, Inc. and First Trust Active Dividend Income Fund. The non-Nuveen funds in this group state something to the effect that “[t]he Prospectus Supplement relating to a particular offering of Common Shares will identify any agents or underwriters involved in the sale of Common Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and agents or underwriters or among underwriters or the basis upon which such amount may be calculated.” [emphasis added] The Fund’s base prospectus, like all of the Nuveen shelf offerings, has been drafted with a view to including all of the information a prospectus supplement would provide for the ATMs, including the name of the dealer (in this case UBS) and the basis upon which fees may be calculated, depending on the share price at the time of the ATM.

3.	Comment. On the cover page of the SAI, please change the date of the annual report referenced there to 2009.

Response. We have made that change.

4.	Comment. In the Part C Item 25 reference incorporating the 2009 annual report by reference, please note where on EDGAR that report may be found.

Response. We have made that change.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or Tom Harman at 202.739.5662.

Sincerely,

/s/ Trina C. Winkelmann

c: Kevin McCarthy

Thomas Harman

Monica Parry

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